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                               May 27, 2022

       Nathan Berman
       Principal Accounting Officer
       PANACEA LIFE SCIENCES HOLDINGS, INC.
       5910 S University Blvd, C18-193
       Greenwood Village, CO 80121

                                                        Re: PANACEA LIFE
SCIENCES HOLDINGS, INC.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            File No. 001-38190

       Dear Mr. Berman:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K Amendment No. 2 filed May 18, 2022

       Exhibit 31.1, page 1

   1. We note the certification included in Exhibit 31.1 is missing paragraphs 4 and 5 of the certification. Please
amend your Form 10-K to provide a revised certification. Ensure your amendment includes
an explanatory note, Item 9A, and a signature page. Your
                                                        certification must
include paragraphs 1, 2, 4 and 5 of the certification and should refer to your Form 10-K/A3.
Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of
                                                        Regulation S-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Jeanne Baker at (202) 551-3691 or Terence O'Brien at (202) 551-3355
       with any questions.
 Nathan Berman
PANACEA LIFE SCIENCES HOLDINGS, INC.
May 27, 2022
Page 2



FirstName LastNameNathan Berman            Sincerely,
Comapany NamePANACEA LIFE SCIENCES HOLDINGS, INC.
                                           Division of Corporation Finance
May 27, 2022 Page 2                        Office of Life Sciences
FirstName LastName